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                               March 17, 2023

       Toni Y. Hickey
       Chief Legal Officer and Corporate Secretary
       Atmus Filtration Technologies Inc.
       26 Century Boulevard
       Nashville, Tennessee 37214

                                                        Re: Atmus Filtration
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 21,
2023
                                                            File No. 333-269894

       Dear Toni Y. Hickey:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 21, 2023

       The Underwriting and the Debt-for-Equity Exchange, page 8

   1. Please discuss in greater detail the nature of the debt that is being exchanged for shares of common stock. Identify
each party who holds the debt and the amount they hold.
 Toni Y. Hickey
FirstName  LastNameToni  Y. Hickey
Atmus Filtration Technologies Inc.
Comapany
March      NameAtmus Filtration Technologies Inc.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
Unaudited Pro Forma Combined Financial Information
Unaudited Pro Forma Combined Balance Sheet, page 56

2. Please tell us what the $110 million pro forma adjustment to cash and cash equivalents specifically represents. Also ensure that you separately quantify the individual components of pro forma adjustment 2(g) on a gross bass once the amounts are finalized.
         Finally, considering the disclosures throughout your filing indicate you will not receive any proceeds from the offering, tell us why you reference net proceeds related to an assumed initial public offering on page 53.
Non-GAAP Measures, page 69

3. We note that your Adjusted EBITDA calculation removes "one-time separation costs."
         Please tell us and disclose in sufficient detail the nature of the items included within this adjustment. In addition, explain to us how these costs do not represent normal cash operating expenses necessary to operate your business. Refer to Question 100.01 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Financial Statements, page F-1

4. Please disclose in the notes to your financial statements the actual date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
Exhibits

5. We note you will enter into a data sharing agreement and a royalty sharing agreement with
         Cummins. Please file these as exhibits to this registration statement. General

6. We note that the structure of this offering involves the transfer of shares from Atmus
         Filtration to debt-for-equity exchange parties for the purpose of satisfying outstanding indebtedness, followed by the sale of those shares to an underwriter for cash by the debt-
         for-equity parties. Please explain the purpose of structuring the transaction in this manner. Explain why Atmus shares are not being offered directly through an underwriter with the proceeds of such an offering being used to satisfy the Cummins' debt obligations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Toni Y. Hickey
Atmus Filtration Technologies Inc.
March 17, 2023
Page 3

statement.

       You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                       Sincerely,
FirstName LastNameToni Y. Hickey
                                                       Division of Corporation
Finance
Comapany NameAtmus Filtration Technologies Inc.
                                                       Office of Manufacturing
March 17, 2023 Page 3
cc:       Mark L. Mandel
FirstName LastName